June 28, 2005

Via Facsimile ((212) 687-3521) and U.S. Mail

James M. Rae, Esq.
Stairs Dillenbeck Finley
330 Madison Avenue
29th Floor
New York, NY  10017

Re:	Meditech Pharmaceuticals, Inc.
	Schedule 14F-1 filed June 15, 2005
	SEC File No. 005-36623

Dear Mr. Rae:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14F-1

Security Ownership of Certain Beneficial Owners, page 2
1. We note the footnote disclosure that the four security holders listed in this section filed a joint Schedule 13D. Please tell us why that schedule was filed jointly, as none of the filing persons shares in the voting or dispositive authority over the shares of any other filing person, per the Schedule 13D. If the filing persons agreed to act together in the manner described in Rule 13d-5(b), please revise the table in this section to include in each person`s line-item the shares held of record by the other persons, which would
appear to be beneficially owned by all four persons.
2. Please reconcile the aggregate percentage of shares held by the persons listed in this table from the introductory paragraph (65.2%)
to the table itself (64.2%).
3. Please reconcile the number of shares held by Mr. Du in this table
(18,879,747 shares) and in the table on page 3 (18,542,191 shares).

Directors, Executives, Nominee Directors, page 3
4. Please provide the disclosure required by instruction 4 to Item 103 of Regulation S-B. If the required disclosure is not applicable due to the absence of any proceedings of the type described in the regulation, please state so.
5. Provide the disclosure required by Item 404(a) of Regulation S-
B.
Note that this requirement applies to the registrant in its current organization, including the operations of Deli Solar Holding and its subsidiaries.

Corporate Governance, page 5
6. Given that you do not have a nominating committee, please provide the information required by Item 7(d)(2)(i) of Schedule 14A.
7. Please provide the information required by Item 7(f) of Schedule
14A.

Executive Compensation, page 5
8. Provide confirm that you have provided complete disclosure in response to Item 402(a) of Regulation S-B. Note that this requirement applies to the registrant in its current organization, including the operations of Deli Solar Holding and its subsidiaries.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


??

??

??

??

James M. Rae, Esq.
Stairs Dillenbeck Finley
June 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE